1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	April 25, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE FIRST QUARTER OF 2014

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and shall jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the first quarter of 2014 of the Company (the “Report”) was considered and approved by the twenty first meeting of the fifth session of the Board and all the 11 directors of the Board attended the meeting.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 January to 31 March in 2014.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Wu Yuxiang, and the Assistant General Manager & the head of the Accounting Department, Mr. Zhao Qingchun, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the first quarter ended 31 March 2014 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•	All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors is reminded of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•	For the first quarter of 2014, the operating income of the Group was RMB15.1027 billion, representing an increase of RMB4.3313 billion or 40.2% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB264.8 million, representing a decrease of RMB215.8 million or 44.9% as compared with the corresponding period of last year.

•	The content of the Report is consistent with the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1	General Information of the Group

1.1 Major Accounting Data and Financial Indicators

Unit: RMB’000

	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)
Total assets	137,494,181	125,699,474	9.38

Equity attributable to the Shareholders	40,469,815	38,980,486	3.82

	From the beginning of the year to the end of the Reporting Period (January-March)	From the beginning till the end of the reporting period of the year 2013 (January-March)	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities	-747,074	-1,993,219	—
Operating income	15,102,662	10,771,369	40.21
Net profit attributable to the Shareholders of the Company	264,830	480,623	-44.90
Net profit attributable to the Shareholders after deducting extraordinary profits and losses	16,375	461,306	-96.45
Weighted average return on net assets (%)	0.67	1.07	Decrease 0.40 percentage point
Basic earnings per share (RMB)	0.0538	0.0977	-44.93

Extraordinary profits and losses items	Amount for the Reporting Period (January - March)
Profit or loss on disposal of non-current assets	2,145
Government grant	274,832
Change in fair value of CVR	-19,504
Other non-operating income and expenses excluding the abovementioned items	35,108

Subtotal	292,581

Less: Effect of income tax	45,182

Total amount of extraordinary profits and losses	247,399

Including: amount attributable to the Shareholders	248,455

1.2 Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Unit: share

Total number of Shareholders	100,739

Shareholdings of the top 10 Shareholders
Name of Shareholder	Nature of Shareholders	Percentage holding of the total share capital (%)	Number of shares held	Number of shares held subject to trading moratorium	Number of pledged or locked share
Yankuang Group Company Limited (“Yankuang Group”)	State-owned legal person	52.86	2,600,000,000	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.63	1,948,944,345	0	Unknown
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.06	2,826,053	0	800
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,326,902	0	0
CCB-Shanghai Stock 180 Transactional Open-end Index Securities Investment Fund	Others	0.04	2,065,095	0	0
Shandong International Trust Co., Ltd.	State-owned legal person	0.04	2,000,000	0	0
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.03	1,720,257	0	0
Guo Dong	Domestic natural person	0.03	1,510,000	0	0
FOTIC-Jinde 6th Capital Trust Scheme	Others	0.03	1,487,575	0	0
BOC- Yifangda Resources Sector Equity Securities Investment Fund	Others	0.03	1,349,817	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium
Name of Shareholder	Number of tradable shares held not subject to trading moratorium at the end of the Reporting Period	Class of shares held
Yankuang Group	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,948,944,345	H Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	2,826,053	A Shares
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	2,326,902	A Shares
CCB-Shanghai Stock 180 Transactional Open-end Index Securities Investment Fund	2,065,095	A Shares
Shandong International Trust Co., Ltd.	2,000,000	A Shares
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	1,720,257	A Shares
Guo Dong	1,510,000	A Shares
FOTIC-Jinde 6th Capital Trust Scheme	1,487,575	A Shares
BOC- Yifangda Resources Sector Equity Securities Investment Fund	1,349,817	A Shares

Connected relationship or concerted-party relationship among the above Shareholder	One of Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds 180 million H shares of the Company through HKSCC (Nominees) Limited. As at the end of the reporting period, Yankuang Group and its wholly-owned Hong Kong subsidiary totally hold 2.78 billion shares of the Company, representing approximately 56.52% of the total issued share capital. Apart from this, it is unknown whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

Note:

1.	All the information above is prepared in accordance with the registers of the Shareholders of China Securities Depository and Clearing Co. , Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.

2.	As the clearing and settlement agent for the Company’s H shares, HKSCC (Nominees) Limited holds the Company’s H shares in the capacity of a nominee.

3.	As at 31 March 2014, among the A shares of the Company held by Jiashi CSI300 Transactional Open-end Index Securities Investment Fund, 800 A shares were frozen because of the redemption.

The following table sets out the substantial shareholders’ interests and/or short positions in the shares and underlying shares of Company as at 31 March 2014:

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group[1]	H Shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
Templeton Asset Management Ltd.	H Shares	Investment manager	174,102,000	Long position	8.89%	3.54%
JP Morgan Chase & Co.	H Shares	Beneficial owner	45,537,454	Long position	2.33%	0.93%
			19,183,568	Short position	0.98%	0.39%
		Investment manager	179,468	Long position	0.009%	0.004%
		Custodian corporation/ approved lending agent	57,417,688	Long position	2.93%	1.17%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.

2.	The percentage figures above have been rounded off to the nearest second decimal place.

3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2	Significant Matters

2.1 General Operating Performance of the Group

2.1.1 Major operating data

	First quarter		Increase/decrease (%)
	2014	2013
1. Coal business (kilotonne)
Raw coal production	17,599	16,741	5.13
Saleable coal production	16,314	14,909	9.42
Sales volume of saleable coal	26,694	17,221	55.01
2. Railway transportation business (kilotonne)
Transportation volume	4,675	4,315	8.34
3. Coal chemical business (kilotonne)
Methanol production	176	171	2.92
Methanol sales volume	182	155	17.42
4. Electrical power business (10,000kWh)
Power generation	30,041	33,015	-9.01
Electricity sold	16,347	22,498	-27.34
5. Heat business (10,000 steam tonnes)
Heat generation	80	81	-1.23
Heat sold	5	2	150.00

Note: The sales volume of salable coal of the Group disclosed above has been adjusted to include external saleable coal only, as compared to previous data where the total sales volume of both internal and external saleable coal is included and disclosed. Investors should pay attention to this.

2.1.2 Operating performance of the principal businesses of the Group - by segment

1. Coal business

(1) Coal production

For the first quarter of 2014, the raw coal production of the Group was 17.60 million tonnes, representing an increase of 0.86 million tonnes or 5.1% as compared with the corresponding period of last year. The saleable coal production was 16.31 million tonnes, representing an increase of 1.4 million tonnes or 9.4% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first quarter of 2014:

Unit: kilotonne

Items	First quarter		Increase/decrease (%)
	2014	2013
I. Raw coal production	17,599	16,741	5.13
1. The Company	9,216	8,408	9.61
2. Shanxi Neng Hua	426	316	34.81
3. Heze Neng Hua‚	754	691	9.12
4. Ordos Neng Huaƒ	1,030	933	10.40
5. Yancoal Australia„	4,975	4,961	0.28
6. Yancoal International…	1,198	1,432	-16.34
II. Saleable coal production	16,314	14,909	9.42
1. The Company	9,206	8,385	9.79
2. Shanxi Neng Hua	419	307	36.48
3. Heze Neng Hua	753	583	29.16
4. Ordos Neng Hua	1,030	933	10.40
5. Yancoal Australia	3,723	3,330	11.80
6. Yancoal International	1,183	1,371	-13.71

Note:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited;
„	Yancoal Australia refers to Yancoal Australia Limited;
…	Yancoal International refers to Yancoal International (Holding) Co., Ltd.

(2) Coal prices and sales

Affected by the weak demand for coal in both domestic and overseas markets, the coal price of the Group decreased for the first quarter of 2014 as compared with the corresponding period of last year.

The sales volume of saleable coal for the first quarter of 2014 was 26.69 million tonnes, representing an increase of 9.47 million tonnes or 55% as compared with the corresponding period of last year.

The following table sets out the Group’s production and sales of saleable coal by coal types for the first quarter of 2014:

	First quarter of 2014			First quarter of 2013
	Coal production	Sales volume	Sales price	Coal production	Sales volume	Sales price
	(Kilotonne)	(Kilotonne)	(RMB/tonne)	(Kilotonne)	(Kilotonne)	(RMB/tonne)
1. The Company	9,206	8,489	482.60	8,385	7,192	613.40
No. 1 clean coal	71	83	703.11	146	113	896.31
No. 2 clean coal	2,509	2,326	631.69	2,895	2,345	878.90
No. 3 clean coal	660	823	515.20	139	166	769.84
Lump coal	589	569	585.25	266	281	810.28
Sub-total of clean coal	3,829	3,801	601.07	3,446	2,905	866.73
Screened raw coal	3,089	3,015	428.25	3,590	3,230	480.92
Mixed coal & Others	2,288	1,673	311.31	1,349	1,057	321.94
2. Shanxi Neng Hua	419	362	250.54	307	244	332.36
Screened raw coal	419	362	250.54	307	244	332.36
3. Heze Neng Hua	753	875	576.86	583	536	717.44
No. 1 clean coal	21	21	782.05	—	—	—
No. 2 clean coal	413	545	726.01	355	309	977.18
Mixed coal & Others	319	309	300.51	228	227	362.32
4. Ordos Neng Hua	1,030	997	178.10	933	873	222.43
Screened raw coal	1,030	997	178.10	933	873	222.43
5. Yancoal Australia	3,723	3,676	549.93	3,330	3,049	627.98
Semi-hard coking coal	272	231	632.59	272	385	722.44
Semi-soft coking coal	431	406	653.22	240	270	762.97
PCI coal	631	867	617.65	520	646	762.68
Thermal coal	2,389	2,172	494.82	2,298	1,748	536.56
6. Yancoal International	1,183	1,120	291.65	1,371	1,296	301.04
Thermal coal	1,183	1,120	291.65	1,371	1,296	301.04
7. Externally purchased coal	—	11,175	602.09	—	4,031	660.26
8. Total for the Group	16,314	26,694	522.45	14,909	17,221	582.88

(3) Cost of coal sales

For the first quarter of 2014, the cost of coal sales business of the Group was RMB11.2482 billion, representing an increase of RMB3.8346 billion or 51.7% as compared with the corresponding period of 2013. This was mainly due to the increase of sales cost of externally purchased coal by RMB4.0336 billion as compared with the corresponding period of last year.

Unit: RMB’000, RMB/tonne

Items		First quarter
		2014	2013	Increase/decrease (%)
The Company	Total cost of sales	2,313,547	2,371,154	-2.43
	Cost of sales per tonne	263.16	316.15	-16.76
Shanxi Neng Hua	Total cost of sales	69,484	68,594	1.30
	Cost of sales per tonne	191.89	280.88	-31.68
Heze Neng Hua	Total cost of sales	326,760	275,596	18.56
	Cost of sales per tonne	373.56	514.60	-27.41
Ordos Neng Hua	Total cost of sales	167,034	176,017	-5.10
	Cost of sales per tonne	167.54	201.64	-16.91
Yancoal Australia	Total cost of sales	1,486,235	1,667,207	-10.85
	Cost of sales per tonne	404.32	546.74	-26.05
Yancoal International	Total cost of sales	363,836	355,658	2.30
	Cost of sales per tonne	324.88	274.39	18.40
Externally purchased coal	Total cost of sales	6,686,172	2,652,583	152.06
	Cost of sales per tonne	598.32	657.98	-9.07

For the first quarter of 2014, the cost of coal sales of the Company was RMB2.3135 billion, representing a decrease of RMB57.607 million or 2.4% as compared with the corresponding period of 2013. The cost of coal sales per tonne was RMB263.16, representing a decrease of RMB52.99 or 16.8% as compared with the corresponding period of 2013. This was mainly due to the reduction of the material consumption and the workforce and optimization of the production system by implementing the “Three Reduction, Three Enhancement” strategy resulting in the decrease of the cost of coal sales per tonne by RMB2.73 and RMB38.64, respectively.

For the first quarter of 2014, the cost of coal sales of Shanxi Neng Hua was RMB69.484 million, representing an increase of RMB890 thousand or 1.3% as compared with the corresponding period of 2013. The cost of coal sales per tonne was RMB191.89, representing a decrease of RMB88.99 or 31.7% as compared with the corresponding period of 2013. This was mainly due to: (1) the reduction of the material consumption and the workforce and optimization the production system by implementing the “Three Reduction, Three Enhancement” strategy resulting in the decrease of the cost of coal sales per tonne by RMB4.69 and RMB39.07, respectively; (2) the reduction of the amount of provision for safety expenses resulting in the decrease of the cost of coal sales per tonne by RMB12.25; (3) the suspending of provision of environment management guarantee deposit in Shanxi Province since 1 August 2013 resulting in the decrease of cost of coal sales per tonne by RMB12.93; (4) the increase of coal sales volume resulting in the decrease of fixed cost of coal sales per tonne by RMB23.17.

For the first quarter of 2014, the cost of coal sales of Heze Neng Hua was RMB326.8 million, representing an increase of RMB51.164 million or 18.6% as compared with the corresponding period of 2013. The cost of coal sales per tonne was RMB373.56, representing a decrease of RMB141.04 or 27.4% as compared with the corresponding period of 2013. This was mainly due to: (1) the reduction of the material consumption and the workforce and optimization the production system by implementing the “Three Reduction, Three Enhancement” strategy resulting in the decrease of the cost of coal sales per tonne by RMB36.12 and RMB92.91, respectively; (2) the increase of coal sales volume as compared with the corresponding period of last year resulting in the decrease of fixed cost of coal sales per tonne by RMB8.88.

For the first quarter of 2014, the cost of coal sales of Ordos Neng Hua was RMB167 million, representing a decrease of RMB8.983 million or 5.1% as compared with the corresponding period of 2013. The cost of coal sales per tonne was RMB167.54, representing a decrease of RMB34.10 or 16.9% as compared with the corresponding period of 2013. This was mainly due to (1) the enhancement of cost control system which reduced the outsourcing labor expenses resulting in the decrease of the cost of coal sales per tonne by RMB22.75; (2) the suspending of provision of the price adjustment fund since 1 February 2014 resulting in the decrease of the cost of coal sales per tonne by RMB14.57.

For the first quarter of 2014, the cost of coal sales of Yancoal Australia was RMB1.4862 billion, representing a decrease of RMB181 million or 10.9% as compared with the corresponding period of 2013. The cost of coal sales per tonne was RMB404.32, representing a decrease of RMB142.42 or 26.1% as compared with the corresponding period of 2013. This was mainly due to (1) the depreciation of Australian dollar/RMB exchange rate as compared with the corresponding period of last year resulting in the decrease of the cost of coal sales per tonne by RMB70.48; (2) the increase of coal sales volume as compared with the corresponding period of last year resulting in the decrease of fixed cost of coal sales per tonne by RMB73.08.

For the first quarter of 2014, the cost of coal sales of Yancoal International was RMB363.8 million, representing an increase of RMB8.178 million or 2.3% as compared with the corresponding period of 2013. The cost of coal sales per tonne was RMB324.88, representing an increase of RMB50.49 or 18.4% as compared with the corresponding period of 2013. This was mainly due to the unsatisfactory financial result and initiative limitation on production which caused the decrease of coal sales volume as compared with the corresponding period of 2013 resulting in the increase of fixed cost of coal sales per tonne by RMB44.19.

2. Railway transportation

For the first quarter of 2014, the transportation volume of the Company’s Railway Assets for coal transportation was 4.67 million tonnes, representing an increase of 0.36 million tonnes or 8.3% as compared with the corresponding period of 2013. Income from railway transportation services (income from transportation volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB113.8 million, representing an increase of RMB10.816 million or 10.5% as compared with the corresponding period of 2013. The cost of railway transportation business was RMB72.667 million, representing a decrease of RMB9.343 million or 11.4%.

3. Coal chemicals business

For the first quarter of 2014, the methanol production of Yanzhou Coal Yulin Neng Hua Company Limited (Yulin Neng Hua) was 180 thousand tonnes, representing an increase of 5 thousand tonnes or 2.9% as compared with the corresponding period of last year. The sales volume of methanol was 180 thousand tonnes, representing an increase of 30 thousand tonnes or 17.4% as compared with the corresponding period of last year. The sales income was RMB349.1 million, representing an increase of RMB70.82 million or 25.4% as compared with the corresponding period of last year. The cost of sales was RMB235.2 million, representing an increase of RMB16.714 million or 7.7% as compared with the corresponding period of last year.

4. Power business

The following table sets out the operation of power business of the Group for the first quarter of 2014:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First quarter of 2014	First quarter of 2013	Increase/ decrease (%)	First quarter of 2014	First quarter of 2013	Increase/ decrease (%)

1. Hua Ju Energy	23,231	26,535	-12.45	15,969	22,498	-29.02

2. Yulin Neng Hua	6,810	6,480	5.09	378	—	—

Note:		Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited;
	‚	Electricity generated by the power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.

	Sales income(RMB’000)			Cost of sales(RMB’000)
	First quarter of 2014	First quarter of 2013	Increase/ decrease (%)	First quarter of 2014	First quarter of 2013	Increase/ decrease (%)
1. Hua Ju Energy	60,752	85,942	-29.31	32,770	46,015	-28.78
2. Yulin Neng Hua	857	—	—	1,298	—	—

5. Heat business

For the first quarter of 2014, Hua Ju Energy generated heat energy of 800 thousand steam tonnes and sold 50 thousand steam tonnes, realizing sales income of RMB12.442 million, with the cost of sales at RMB5.464 million.

2.2	Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements of items in balance sheet and the reasons thereof

	31 March 2014		31 December 2014		Increase/ decrease (%)
	RMB’000	Percentage of total assets (%)	RMB’000	Percentage of total assets (%)

Cash at bank and on hand	24,028,374	17.48	15,510,298	12.34	54.92

Prepayments	4,113,910	2.99	1,165,331	0.93	253.03
Other receivables	810,097	0.59	598,840	0.48	35.28
Short-term borrowing	5,039,528	3.67	3,512,612	2.79	43.47
Tradable financial liabilities	—	—	1,000,000	0.80	-100.00
Tax payable	377,270	0.27	749,807	0.60	-49.68
Interest payable	893,491	0.65	587,061	0.47	52.20
Short-term financing notes payable	9,996,250	7.27	4,997,917	3.98	100.01
Non-current liabilities due within one year	2,263,140	1.65	3,702,281	2.95	-38.87
Bonds payable	16,074,572	11.69	11,055,667	8.80	45.40
Capital reserves	994,231	0.72	2,427,026	1.93	-59.04
Special reserves	4,347,452	3.16	2,285,384	1.82	90.23

As at 31 March 2014, cash at bank and on hand of the Group was RMB24.0284 billion, representing an increase of RMB8.5181 billion or 54.9% as compared with that of the beginning of 2014. This was mainly due to (1) the issuance of RMB5 billion corporate bonds and RMB5 billion short-term financing notes during the Reporting Period; (2) the payment of RMB1.4421 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group).

As at 31 March 2014, prepayments of the Group was RMB4.1139 billion, representing an increase of RMB2.9486 billion or 253.0% as compared with that of the beginning of 2014. This was mainly due to the increase of prepayments for externally purchased coal by RMB2.6511 billion.

As at 31 March 2014, other receivables of the Group was RMB810.1 million, representing an increase of RMB211.3 million or 35.3% as compared with that of the beginning of 2014. This was mainly due to (1) the increase of receivables of Ordos Neng Hua from the government grant by RMB151.1 million; (2) the rise of Australian dollar/RMB exchange rate resulting in the increase of other receivables by RMB83.103 million.

As at 31 March 2014, short-term borrowing of the Group was RMB5.0395 billion, representing an increase of RMB1.5269 billion or 43.5% as compared with that of the beginning of 2014 which was mainly the increase of short-term borrowing of the Company.

As at 31 March 2014, tradable financial liabilities of the Group decreased by RMB1 billion or 100% as compared with that of the beginning of 2014. This was mainly due to the repayment of RMB1 billion debt financing notes through private placement issued by the Company in 2013 during the Reporting Period.

As at 31 March 2014, tax payable of the Group was RMB377.3 million, representing a decrease of RMB372.5 million or 49.7% as compared with that of the beginning of 2014. This was mainly due to the payment for tax payable of RMB383.6 million at the beginning of the year during the Reporting Period.

As at 31 March 2014, interest payable of the Group was RMB893.5 million, representing an increase of RMB306.4 million or 52.2% as compared with that of the beginning of 2014. This was mainly due to (1) the increase of interest payable by the Company by RMB224.5 million; (2) the increase of interest payable by Yancoal Australia by RMB58.277 million.

As at 31 March 2014, short-term financing notes payable of the Group was RMB9.9963 billion, representing an increase of RMB4.9983 billion or 100% as compared with that of the beginning of 2014. This was mainly due to the issuance of RMB5 billion short-term financing notes during the Reporting Period.

As at 31 March 2014, non-current liabilities due within one year of the Group was RMB2.2631 billion, representing a decrease of RMB1.4391 billion or 38.9% as compared with that of the beginning of 2014. This was mainly due to the payment of RMB1.4421 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group) during the Reporting Period.

As at 31 March 2014, bonds payable of the Group was RMB16.0746 billion, representing an increase of RMB5.0189 billion or 45.4% as compared with that of the beginning of 2014. This was mainly due to the issuance of RMB5 billion corporate bonds during the Reporting Period.

As at 31 March 2014, capital reserves of the Group was RMB994.2 million, representing a decrease of RMB1.4328 billion or 59% as compared with that of the beginning of 2014. This was mainly due to the fact that the production maintenance expenses of RMB1.8207 billion recognized in capital reserves in the previous year was transferred into special reserves accounting during the Reporting Period.

As at 31 March 2014, special reserves of the Group was RMB4.3475 billion, representing an increase of RMB2.0621 billion or 90.2% as compared with that of the beginning of 2014. This was mainly due to the fact that the production maintenance expenses of RMB1.8207 billion recognized in capital reserves in the previous year was transferred into special reserves accounting during the Reporting Period.

2 Significant movements of items in income statement and the reasons thereof

	First quarter of 2014 (RMB’000)	First quarter of 2013 (RMB’000)	Increase/ decrease (%)	Main reasons for change
Operating income	15,102,662	10,771,369	40.21	Sales income of externally purchased coal increased by RMB4.0666 billion as compared with the corresponding period of last year.

Operating cost	12,514,432	8,144,737	53.65	Sales cost of externally purchased coal increased by RMB4.0336 billion as compared with the corresponding period of last year.

Finance cost	449,731	182,071	147.01	Interest expenses increased by RMB227.3 million as compared with the corresponding period of last year.

Impairment losses of assets	69,562	-103,830	—

1. During the Reporting Period, Yancoal Australia accrued the provision for inventory impairment of RMB55.318 million.

2. During the corresponding period of last year, Yancoal Australia released the provision for inventory impairment of RMB103.8 million.

Investment income	-62,210	-100,132	—

1. The loss of Middlemount Joint Venture decreased by RMB58.669 million as compared with the corresponding period of last year;

2. Income from the investment in China HD Zouxian Co., Ltd. decreased by RMB22.655 million as compared with the corresponding period of last year.

Non-operating revenue	317,228	14,538	2,082.06	1. The government grant receivables of Ordos Neng Hua was increased by RMB151.1 million; 2. The Company received government grant of RMB157 million.

Income tax	10,752	177,331	-93.94	Taxable income of the period decreased.

3. Significant movements of items in cash flow statement and the reasons thereof

	First quarter of 2014 (RMB’000)	First quarter of 2013 (RMB’000)	Increase/ decrease (%)	Main reasons for change
Net cash outflows from operating activities	747,074	1,993,219	-62.52

1. Cash received from sales of goods or provision of labour services increased by RMB4.0313 billion as compared with the corresponding period of last year.

2. Cash paid for purchase of goods and receipt of labour services increased by RMB3.9753 billion as compared with the corresponding period of last year.

3. Cash paid for taxes decreased by RMB960.4 million as compared with the corresponding period of last year.

Net cash outflows from investing activities	1,369,714	740,882	84.88

1. Net cash inflow decreased by RMB244.4 million as compared with the corresponding period of last year which was due to the change of term deposits.

2. During the Reporting Period, the Group paid RMB1.4421 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group).

3. Net cash outflow decreased by RMB949.9 million as compared with the corresponding period of last year which was due to the decrease of the acquisition assets and equity investment.

Net cash flows from financing activities	7,978,664	-301,080	—

1. During the Reporting Period, the Group issued RMB5 billion corporate bonds and RMB5 billion short-term financing notes;

2. Cash inflow decreased by RMB1.801 billion as compared with the corresponding period of last year which was due to the decrease of cash received from borrowings;

3. Cash outflow decreased by RMB3.591 billion as compared with the corresponding period of last year which was due to the decrease of repayments for borrowings and debts.

4. Restricted deposits increased by RMB3.4032 billion as compared with the corresponding period of last year.

Net increase in cash and cash equivalents	5,992,363	-3,073,377	—	—

2.3 Progress and impact of significant events and analysis of resolution

2.3.1 Litigation or Arbitration extending to the Reporting Period

2.3.1.1	Progress of the dispute arbitration in relation to the performance of the contract between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”)

In February 2005, Shanxi Neng Hua and Shanxi Jinhui entred into an Asset Swap Contract and a Material Supply Contract. According to the contracts, if Shanxi Jinhui could not guarantee and provide the land for lease, gas, water, electricity supply and rail transportation required for the set up and production of Tianhao Chemical (a the subsidiary of Shanxi Neng Hua), Shanxi Jinhui should compensate for the actual losses of Tianhao Chemical. If Tianhao Chemical failed to maintain continuous operation due to the breach of contract by Shanxi Jinhui, Shanxi Jinhui should purchase all the equity interests of Tianhao Chemical held by Shanxi Neng Hua to compensate the losses. The purchasing price should exceed the base price comprising the total amount of the project investment plus the interest on bank loans over the same period.

As Shanxi Jinhui failed to fulfill the ‘contracted obligations of gas, middings and land supply’ and even suspended the gas supply without notice, Tianhao Chemical was unable to maintain continuous operations. In April 2012, the methanol project of Tianhao Chemical was forced to cease production. In September 2013, Shanxi Neng Hua applied for the arbitration to the Beijing Arbitration Commission, requiring Shanxi Jinhui to purchase all the equity interests of Tianhao Chemical held by Shanxi Neng Hua and pay a total of RMB798.8 million for the equity transfer and other losses in accordance of the contracts.

In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

As at the date of this Report, the case has not yet been heard.

2.3.1.2	Progress of the litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

In September 2013, Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) sued the Company at the Shandong Provincial Higher People’s Court for not performing the duty of delivering goods pursuant to Coal Sales Contract. It requested the termination of the Coal Sales Contract signed by the two parties, the return of payments for goods and compensation for economic losses of RMB163.6 million in total.

The Company has delivered goods to the third party designated by Zhongxin Daxie after execution of the contract and Zhongxin Daxie has accomplished the settlement with the Company and all the obligations have been fulfilled in accordance with the contract.

As at the date of this Report, the case is pending.

As at the date of this Report, the case has not yet been concluded, thus the impacts on the Company’s current profit and future profit cannot be determined so far.

2.3.2 Securities issuance

	Issuance of 2014 short-term financing notes (first tranche)	Issuance of 2012 corporate notes (Second tranche)
Issuer	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.
Issuing date	12 March 2014	6 March 2014
Interest rate	5.95% (One year from issuing date SHIBOR+95.00bp)	5.92%	6.15%
Amount of issue in total	RMB5 billion	RMB1.95 billion for five years	RMB3.05 billion for ten years
Approved for listing the amount of transaction	—	RMB1.95 billion	RMB3.05 billion
Listing date & place	—	In Shanghai Stock Exchange on 31st March 2014
Net proceeds	RMB4.9975 billion	RMB4.95 billion
Use of proceeds	Replenishing the working capital of the Company	Replenishing the working capital of the Company

2.3.3 Major connected transactions

As considered and approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company entered into the Provision of Special Labor and Services Agreement and the Financial Services Agreement with Yankuang Group and Yankuang Group Finance Company Limited, respectively, determining the annual caps for the transactions thereunder for the year of 2014. The Board also proposed to revise the existing annual cap for the year of 2014 in respect of the transaction under the Provision of Products, Material and Equipment Leasing Agreement. Such proposal will be submitted to the 2013 annual general meeting for review and approval.

For details, please refer to the announcement on the resolutions passed at the twentieth meeting of the fifth session of the Board of Directors of Yanzhou Coal Mining Company Limited and the announcement on the continuing connected transactions of Yanzhou Coal Mining Company Limited published on 21 March 2014. The above announcements were also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or China Securities Journal and Shanghai Securities news.

2.3.4 Appointment or dismissal of senior management

Mr. Zhang Yingmin has reached his age of retirement and has tendered his resignation to the Board. He resigned from the position of the general manager of the Company with effect from 8 January 2014. Mr. Zhang Yingmin will remain to act as the director of the fifth session of the Board after his resignation of the general manager of the Company.

Due to work allocation, Mr. He Ye, Mr. Lai Cunliang, Mr. Tian Fengze and Mr. Ni Xinghua have tendered the resignation to the Board, respectively. They resigned from the positions of the deputy general manager and the chief engineer with effect from 6 March 2014.

As considered and approved at the nineteenth meeting of the fifth session of the Board held on 6 March 2014, Mr. Yin Mingde was appointed as the general manager of the Company; Mr. Ding Guangmu was appointed as the deputy general manager of the Company; and Mr. Wang Fuqi was appointed as the chief engineer of the Company.

2.3.5 Carrying out the principal guaranteed financing business

As considered and approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company entered into contracts with Agricultural Bank of China Zoucheng Branch, Commercial Bank of China Zoucheng branch, Bank of China Zoucheng Branch, China Construction Bank Yanzhou Mining Area Branch and Qilu Bank Jinan Yanshan Branch, respectively on 9th April, 2014, pursuant to which the Company purchased the principal guaranteed wealth management products from above mentioned five banks with a total amount of RMB4.9 billion.

For details, please refer to the announcement in relation to the purchase of bank’s wealth management products of Yanzhou Coal Mining Company Limited published on 9 April 2014. The above announcement was also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or China Securities Journal and Shanghai Securities news.

2.4	Performance of the undertakings by the Company and shareholders holding more than 5% of the shares of the Company

Undertaker	Undertakings	Term of performance	Performance
Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.

		Long-term effective	Ongoing (there is no violation of undertaking by Yankuang Group)

Transference of the mining right of Wanfu coal mine

In 2005, when the Company acquired equity interests in Heze Neng Hua held by Yankuang Group, Yankuang Group undertook that the Company had the right to acquire the mining right of Wanfu coal mine within 12 months after it obtained such mining right.

		Within 12 months after Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Currently Yankuang Group is applying for the mining right of Wanfu coal mine)

No shareholding reduction in the Company during the period of the implementation of the Further Increase Plan and within the statutory period

Yankuang Group increased its shareholding in the Company by 180 million H shares through its wholly-owned subsidiary incorporated in Hong Kong on 9 September 2013 and 24 September 2013, respectively. The increase plan was completed on 24 September 2013. Yankuang Group undertook that it would not reduce its shareholding in the Company during the period of the implementation of the Further Increase Plan and within the statutory period.

		Within 6 months after the completion of the increase plan, i.e. before 24 March 2014	Such performance has been fulfilled (during the period of the implementation of the Further Increase Plan and as at the disclosure date of this Report, Yankuang Group does not reduce its shareholding in the Company)

2.5	Statements on the warnings and reasons for the expected accumulated net profit may be negative from the beginning of 2014 till the end of the next reporting period or there might be significant changes to accumulated net profit as compared with the same period of last year.

Based on the calculation under the CASs by the finance department of the Company, it is estimated that the Company will make profit as compared with that of the first half of 2013 and the net profit attributable to the equity holders of the Company is approximately RMB700 million in the first half of 2014. Due to the impact of foreign exchange loss and provision for impairment loss of assets, the net profit attributable to the equity holders of the Company for the first half of 2013 was RMB-2.3969 billion.

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Appendices:

Consolidated Balance Sheet

31 March 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2014	As at 1 January 2014
CURRENT ASSETS:
Cash at bank and on hand	24,028,374	15,510,298
Tradable financial assets	—	—
Bills receivable	5,861,518	7,558,118
Accounts receivable	1,371,417	1,461,387
Prepayments	4,113,910	1,165,331
Interest receivable	34,580	33,692
Dividends receivable	—	—
Other receivables	810,097	598,840
Inventories	1,675,274	1,597,168
Non-current assets due within one year	—	—
Other current assets	3,615,637	3,410,681

TOTAL CURRENT ASSETS	41,510,807	31,335,515

NON-CURRENT ASSETS:
Available-for-sale financial assets	206,646	173,057
Long-term accounts receivable	1,956,921	1,841,238
Long-term equity investments	3,265,104	3,271,810
Real estate investment	—	—
Fixed assets	24,338,197	24,158,411
Construction in progress	31,802,910	31,391,802
Construction materials	26,715	26,699
Disposal of fixed assets	—	—
Intangible assets	24,533,184	23,949,861
Development expenditure	—	—
Goodwill	1,247,129	1,219,853
Long-term deferred expenses	120,160	120,161
Deferred tax assets	7,246,773	7,044,986
Other non-current assets	1,239,635	1,166,081

TOTAL NON-CURRENT ASSETS	95,983,374	94,363,959

TOTAL ASSETS	137,494,181	125,699,474

The financial statements from Page 21 to Page 29 are signed by the following responsible officers:

Legal Representative of the Company: Li Xiyong

Chief Financial Officer: Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (Continued)

31 March 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2014	As at 1 January 2014
CURRENT LIABILITIES:
Short-term borrowings	5,039,528	3,512,612
Tradable financial liabilities	—	1,000,000
Bills payable	333,182	316,361
Accounts payable	2,021,607	2,448,642
Advances from customers	739,197	852,247
Salaries and wages payable	1,010,137	1,056,893
Taxes payable	377,270	749,807
Interest payable	893,491	587,061
Dividend payable	91	91
Other payables	5,329,015	5,419,873
Short-term financing notes payable	9,996,250	4,997,917
Non-current liabilities due within one year	2,263,140	3,702,281
Other current liabilities	3,953,292	4,021,563

TOTAL CURRENT LIABILITIES	31,956,200	28,665,348

NON-CURRENT LIABILITIES:
Long-term borrowings	32,724,520	31,019,648
Bonds payable	16,074,572	11,055,667
Long-term payables	2,851,964	2,833,205
Special accounts payable	—	—
Estimated liabilities	834,264	810,634
Deferred tax liabilities	8,789,003	8,695,598
Other non-current liabilities	60,313	62,327

TOTAL NON-CURRENT LIABILITIES	61,334,636	54,477,079

TOTAL LIABILITIES	93,290,836	83,142,427

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Capital reserves	994,231	2,427,026
Less: treasury stock	—	—
Special reserves	4,347,452	2,285,384
Surplus reserves	5,493,640	5,493,640
Provision for general risk	—	—
Undistributed earnings	27,263,743	26,998,913
Translation reserve	-2,547,651	-3,142,877
Equity attributable to Shareholders	40,469,815	38,980,486
Minority interest	3,733,530	3,576,561

TOTAL SHAREHOLDERS’ EQUITY	44,203,345	42,557,047

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137,494,181	125,699,474

Balance Sheet of the Parent Company

31 March 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2014	As at 1 January 2014
CURRENT ASSETS:
Cash at bank and on hand	20,170,132	10,899,723
Tradable financial assets	—	—
Bills receivable	5,845,772	7,451,581
Accounts receivable	585,145	464,076
Prepayments	2,716,140	17,334
Interests receivable	1,174,840	981,957
Dividends receivable	100	100
Other receivables	11,950,092	11,664,061
Inventories	743,600	524,379
Non-current assets due within one year	—	—
Other current assets	3,131,283	2,887,428

TOTAL CURRENT ASSETS	46,317,104	34,890,639

NON-CURRENT ASSETS:
Available-for-sale financial assets	176,930	172,854
Hold-to-maturity investment	13,162,000	13,271,000
Long-term accounts receivable	—	—
Long-term equity investments	22,667,142	22,666,232
Investment real estate	—	—
Fixed assets	6,926,923	7,196,388
Construction in progress	283,722	67,027
Construction Materials	1,259	1,259
Disposal of fixed assets	—	—
Productive biological assets	—	—
Oil gas assets	—	—
Intangible assets	2,314,174	2,365,492
Development expenditure	—	—
Goodwill	—	—
Long-term deferred expenses	50	52
Deferred tax assets	1,682,676	1,659,746
Other non-current assets	117,926	117,926

TOTAL NON-CURRENT ASSETS	47,332,802	47,517,976

TOTAL ASSETS	93,649,906	82,408,615

Balance Sheet of the Parent Company (Continued)

31 March 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 31 March 2014	As at 1 January 2014
CURRENT LIABILITIES:
Short-term borrowings	5,039,528	3,512,612
Tradable financial liabilities	34,648	1,043,532
Bills payable	49,932	34,220
Accounts payable	765,148	947,770
Advances from customers	528,610	640,789
Salaries and wages payable	417,172	541,161
Taxes payable	580,276	963,843
Interest payable	535,251	310,762
Dividends payable	—	—
Other payables	6,587,220	4,828,780
Short-term financing notes payables	9,996,250	4,997,917
Non-current liabilities due within one year	1,466,237	2,874,956
Other current liabilities	3,678,129	3,531,851

TOTAL CURRENT LIABILITIES	29,678,401	24,228,193

NON-CURRENT LIABILITIES:
Long-term borrowings	7,928,800	7,820,122
Bonds payable	9,911,079	4,959,000
Long-term payable	2,595,598	2,574,901
Special accounts payable	—	—
Estimated liabilities	—	—
Deferred tax liabilities	196,340	203,409
Other non-current liabilities	15,976	19,761

TOTAL NON-CURRENT LIABILITIES	20,647,793	15,577,193

TOTAL LIABILITIES	50,326,194	39,805,386

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Capital reserves	2,006,944	3,831,296
Less: treasury stock	—	—
Special reserves	3,866,287	1,850,945
Surplus reserves	5,448,530	5,448,530
Provision for general risk	—	—
Undistributed profits	27,083,551	26,554,058

TOTAL SHAREHOLDERS’ EQUITY	43,323,712	42,603,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	93,649,906	82,408,615

Consolidated Income Statement

The first quarter of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first Quarter of 2014	The first quarter of 2013
1. TOTAL OPERATING INCOME	15,102,662	10,771,369
Including: operating income	15,102,662	10,771,369
Interest income	—	—
Premium income	—	—
Income from service charges and commissions	—	—
2. TOTAL OPERATING COST	15,144,783	10,097,734
Including: Operating cost	12,514,432	8,144,737
Interest expenses	—	—
Service charges and commission expenditure	—	—
Cash surrender value	—	—
Net amount of compensation payout	—	—
Net amount of provisions for insurance contract guarantee fund	—	—
Insurance policy dividend expense	—	—
Reinsurance expenses	—	—
Operating taxes and surcharges	124,358	119,791
Selling expenses	773,614	718,413
General and administrative expenses	1,213,086	1,036,552
Financial expenses	449,731	182,071
Impairment loss of assets	69,562	-103,830
Add: Gain on fair value change (The loss is listed beginning with “-”)	-19,504	17,178
Investment income (The loss is listed beginning with “-”)	-62,210	-100,132
Including: Investment income of associates and joint ventures	-62,210	-100,132
Exchange gains (The loss is listed beginning with “-”)	—	—
3. Operating profit (The loss is listed beginning with “-”)	-123,835	590,681
Add: Non-operating income	317,228	14,538
Less: Non-operating expenditures	5,142	6,946
Including: Losses on disposal of non-current assets	47	2,111
4. Total profit (The total loss is listed beginning with “-”)	188,251	598,273
Less: Income tax	10,752	177,331
5. Net profit (The net loss is listed beginning with “-”)	177,499	420,942
Net profit attributable to Shareholders	264,830	480,623
Gains and losses of minority interest	-87,331	-59,681
6. Earnings per share
(1) Earnings per share, basic	0.0538	0.0977
(2) Earnings per share, diluted	0.0538	0.0977
7. Other comprehensive income	1,224,284	-38,976
8. Total comprehensive income	1,401,783	381,966
Comprehensive gains attributable to Shareholders	1,247,920	441,647
Comprehensive gains and losses of minority interest	153,863	-59,681

Income Statement of the Parent Company

The first quarter of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarters of 2014	The first quarters of 2013
1. TOTAL OPERATING INCOME	10,089,089	7,216,504
Less: Operating cost	8,195,774	5,168,024
Operating taxes and surcharges	91,128	98,268
Selling expense	139,717	60,135
General and administrative expense	906,192	740,980
Financial expenses	424,292	183,743
Impairment loss of assets	—	—
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	-10,344	34,222
Investment income (The loss is listed beginning with “-”)	247,282	182,856
Including: Investment income of associates and joint ventures	9,910	30,657
2. Operating profit (The loss is listed beginning with “-”)	568,924	1,182,432
Add: Non-operating income	160,223	1,109
Less: Non-operating expense	3,406	2,153
Including: Loss on disposal of non-current assets	47	2,032
3. Total profit (The total loss is listed beginning with “-”)	725,741	1,181,388
Less: Income tax	196,249	305,764
4. Net profit (The net loss is listed beginning with “-”)	529,492	875,624
5. Earnings per share
(1) Earnings per share, basic	0.1077	0.1780
(2) Earnings per share, diluted	0.1077	0.1780
6. Other comprehensive income	-3,693	1,714
7. Total comprehensive income	525,799	877,338

Consolidated Cash Flow Statement

The first quarter of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarter of 2014	The first quarter of 2013
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	16,732,010	12,700,664
Net increase in customer’s deposits and financial institution deposits	—	—
Net increase in borrowings from central bank	—	—
Net increase in borrowings from other financial institutions	—	—
Cash received from former-insurance premiums	—	—
Net cash received from reinsurance business	—	—
Net increase of insured savings and investment	—	—
Net increase from disposal of transactional financial assets	—	—
Cash received from interests, service charge and commission	—	—
Net increase in borrowings from other companies	—	—
Net amount from repurchasing businesses	—	—
Tax refunding	155,220	194,140
Other cash received relating to operating activities	424,010	280,790

Sub-total of cash inflows	17,311,240	13,175,594

Cash paid for goods and services purchased	13,077,194	9,101,892
Net increase in loans and advance from customers	—	—
Net increase in deposits in central bank and other financial institutions	—	—
Cash paid for former insurance contracts claims	—	—
Cash paid for interests, service charge and commissions	—	—
Cash paid for insurance policy dividends	—	—
Cash paid to employees and on behalf of employees	2,558,080	2,596,258
Taxes payments	1,277,089	2,237,501
Other cash paid relating to operating activities	1,145,951	1,233,162

Sub-total of cash outflows	18,058,314	15,168,813

NET CASH FLOW FROM OPERATING ACTIVITIES	-747,074	-1,993,219

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—	—
Cash received from return of investments income	—	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	8,168	6,256
Net cash received from disposal of subsidiaries and other business units	—	—
Other cash received relating to investing activities	879,582	1,123,938

Sub-total of cash inflows	887,750	1,130,194

Cash paid to acquire fixed assets, intangible assets and other long-term assets	794,627	942,481
Cash paid for investments	—	—
Net increase of pledge loans	—	—
Net cash paid for the acquisition of subsidiaries and other business units	—	802,088
Other cash paid relating to investing activities	1,462,837	126,507

Sub-total of cash outflows	2,257,464	1,871,076

NET CASH FLOW FROM INVESTING ACTIVITIES	-1,369,714	-740,882

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	—
Including: cash received from minority shareholders of subsidiaries	—	—
Cash received from borrowings	2,942,174	4,743,183
Cash received from bonds	9,947,500	—
Other cash received relating to financial activities	—	—

Sub–total of cash inflows	12,889,674	4,743,183

Repayments of borrowings and debts	1,116,226	4,707,199
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	380,551	326,059
Including: cash paid for distribution of dividends or profits by subsidiaries to minority shareholders	—	—
Other cash paid relating to financing activities	3,414,233	11,005

Sub-total of cash outflows	4,911,010	5,044,263

NET CASH FLOW FROM FINANCING ACTIVITIES	7,978,664	-301,080

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	130,487	-38,196
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	5,992,363	-3,073,377
Add: Cash and cash equivalents, opening	10,965,667	12,799,757
6. Cash and cash equivalents, closing	16,958,030	9,726,380

Cash Flow Statement of the Parent Company

The first quarter of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first quarter of 2014	The first quarter of 2013
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	11,283,197	9,339,587
Tax refunding	—	—
Other cash received relating to operating activities	413,503	227,652

Sub-total of cash inflows	11,696,700	9,567,239

Cash paid for goods and services	9,107,161	6,395,733
Cash paid to and on behalf of employees	1,801,277	1,786,241
Taxes payments	962,183	1,845,615
Other cash paid relating to operating activities	873,829	1,055,146

Sub-total of cash outflows	12,744,450	11,082,735

NET CASH FLOW FROM OPERATING ACTIVITIES	-1,047,750	-1,515,496

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	319,000	161,000
Cash received from return of investments	59,106	69,348
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	5,232	857
Net cash amount received from the disposal of subsidiaries and other business units	—	—
Other cash received relating to investing activities	1,455,370	1,122,681

Sub-total of cash inflows	1,838,708	1,353,886

Cash paid to acquire fixed assets, intangible assets and other long-term assets	235,049	172,315
Cash paid for investments	—	1,025,516
Net cash paid for the acquisition of subsidiaries and other business units	—	—
Other cash paid relating to investing activities	1,094,593	4,148,241

Sub-total of cash outflows	1,329,642	5,346,072

NET CASH FLOW FROM INVESTING ACTIVITIES	509,066	-3,992,186

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—	—
Cash received from borrowings	1,710,000	4,481,857
Cash received from bonds	9,947,500	—
Cash received relating to other financing activities	296,319	11,964

Sub–total of cash inflows	11,953,819	4,493,821

Repayments of borrowings	1,116,226	611,111
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	176,739	155,935
Other cash payment relating to financing activities	3,399,990	—

Sub-total of cash outflows	4,692,955	767,046

NET CASH FLOW FROM FINANCING ACTIVITIES	7,260,864	3,726,775

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-7,280	-2,688
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	6,714,900	-1,783,595
Add: Cash and cash equivalents, opening	6,620,343	9,388,641
6. Cash and cash equivalents, closing	13,335,243	7,605,046

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC